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                              December 17, 2020

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed December 3,
2020
                                                            File No. 024-11344

       Dear Mr. Follini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 and your revisions on page 22 to include the "gross cash yield" disclosure.
Please also revise your disclosure to include the projected "5-year pro-forma" financial
information and the "net cash yield" that is disclosed in your testing the waters materials.
Please note that disclosure in testing-the-waters materials should be consistent with
disclosure contained in your offering circular.
       Five-Year Projected Gross Cash Yield, page 22

   2. Please expand your disclosure to include footnotes explaining in detail the assumptions
 Charles Follini
Gateway Garage Partners LLC
December 17, 2020
Page 2
      used for each line item in your projections. Your revised disclosure should include an explanation of the facts and circumstances that support such assumptions. For example, we note parking rental income includes long-term leases, monthly rentals, and transient customers. Therefore, we would expect footnote disclosure for parking rental income to breakout the percentage of each component and how each component was determined.
      Disclosure related to transient income should further explain how recent experience supports the level of assumed income and the facts and circumstances that support any adjustments to previously recorded amounts as well as a projected 3% annual increase.
3. We note that distributions from 181 High Street LLC were $100,000 and $305,000 for the years ended December 31, 2019 and 2018 respectively. Please clarify how you determined you have a reasonable basis for your five-year pro forma projected gross cash yield given recent historical distributions.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,
FirstName LastNameCharles Follini
                                                          Division of
Corporation Finance
Comapany NameGateway Garage Partners LLC
                                                          Office of Real Estate
& Construction
December 17, 2020 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName